SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on August 10, 2015

1. Date, Time and Location: On August 10, 2015, at 2 p.m., at Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously and without any restrictions, by all present members of the Board of Directors, to promote extensive review to the terms of the “Conduct Manual Disclosure and Use of Information and Securities Trading Policy Issued by Gafisa S.A.”, as previously approved and amended in meetings of the Board of Directors held on July 15, 2009 and June 30, 2011, respectively. The consolidated version, valid for all purposes and effects, is attached hereto as Annex I.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

ANNEX I

CONDUCT MANUAL

DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY

ISSUED BY GAFISA S.A.

– Contents

– Part I

– Section I – Purpose and Sphere of Action

1.  Scope and Persons in Charge

2.  Deed of Compliance

– Section II – Principles

– Section III – Policy on the Disclosure and Use of Information related to a Relevant Acts or Facts

1.  Obligations to the Investor Relations Director

2.  Purpose of Disclosing a Relevant Act or Fact

3.  Definition of a Relevant Act or Fact

4.  Examples of Relevant Acts or Facts

5.  In-House Procedures for Notifying and Disclosing a Relevant Act or Fact

6.  Liability in Case of Omission

7.  When to Notify and Disclose – Periods

8.  Who to Notify

9.  Disclosure Media – Newspapers and the Internet

10.  Inside Information and the Duty of Secrecy

11.  Non-Disclosure – Exception to the Rule

12.  Corporate Non-Disclosure Procedures for a Relevant Act or Fact

13.  Secrecy Request submitted to the CVM

– Section IV – Guidance Release Policy

– Section V – Notification Procedures for Trading by Officers and Related Persons

– Section VI – Notification and Disclosure Procedures for the Acquisition or Divestment of Relevant Shareholdings

Part II

– Section I – Securities Trading Policy issued by the Company

1.  Constraints on Trading while the Disclosure of a Relevant Act or Fact Remains Pending

2.  Restrictions on Trading when the Company, its Subsidiaries or Affiliates are actively Trading the Company’s Own Shares

3.  Prohibition on Deliberations about the Acquisition or Sale of the Company’s Own Shares

4.  Determination of Blackout Periods

5.  Exceptions to the Securities Trading Restrictions

6.  Individual Investment Plans

– Section II – Final Provisions

1.  Indirect and Direct Trading

2.  Policy Oversight Responsibilities of the Investor Relations Director

3.  Alterations to the Manual

4.  Alterations to Policies

5. Notification of violations of the Manual

6.  Third Party Liability

– Annexes

Annex I – Definitions

Annex II – Deed of Compliance with the Manual

Annex III – Trades Table

CONDUCT MANUAL

DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY

ISSUED BY GAFISA S.A.

The policies adopted by Gafisa S.A.  for its relationships with investors and the market in general have always been based on the principle of transparency, with its conduct being guided by full disclosure of the available information portraying the activities of the Company.  Moreover, it has always pursued the highest standards of compliance with the legal and regulatory provisions governing listed companies whose securities are traded in Brazil and abroad.

With the advent of the Corporations Act and the publication of standards by the Brazilian Securities Commission, drawn up in order to regulate the disclosure of information to the investor public, the Board of Gafisa S.A.  decided that this was an opportune occasion for consolidating the best practices in a Manual that will guide the conduct of the Officers and Staff of the Company.  Consequently, this Manual presents the best practices for the disclosure and use of information, as well as the rules applicable to the release of information as guidance (Part I) and trading in securities issued by Gafisa S.A.  (Part II).

Sections I, II and III of Part I of this Manual address the use, notification and disclosure of relevant information related to the businesses and activities of Gafisa S.A., arising from decisions taken by its administration entities or its Controlling Shareholders, among others, which may have repercussions on the market trading in the securities issued by Gafisa S.A.  This Manual establishes the duties and responsibilities that ensure information on relevant facts is dealt with properly, either in-house at Gafisa S.A.  or when disclosed to market participants.

Section IV of Part I of the Manual established the rules applicable to the guidance release of the Company.

Section V addresses the notification of trading in securities by the Directors and Officers of Gafisa S.A.  and persons related thereto, together with the procedures to be followed in this matter.

Section VI regulates the notification and disclosure of alterations in the shareholding positions held by the Controlling Shareholders and by persons appointed by the members of the Board of Directors of Gafisa S.A., whenever purchase or sale transactions involve stockholdings that are deemed relevant.

Part II of the Manual establishes the Securities Trading Policy issued by Gafisa S.A.  to be adopted while the disclosure of a relevant act or fact remains pending and also at certain times as defined in Instruction Nº 358/02 issued by the CVM, in order to avoid the improper use of inside information.  The constraints established by this policy are applicable not only to the Controlling Shareholders and Officers of Gafisa S.A., but also to many other people who may have access to inside information about Gafisa S.A.  through professional links that place them in privileged positions, in terms of the investor market.

As permitted by Instruction Nº 358/02 issued by the CVM, Gafisa S.A.  approved its Trading Policy at the Board Meeting held on July 6, 2009, which was subsequently amended at the Board of Directors’ Meetings held on June 30, 2011 and August 10, 2015.  This Trading Policy makes provision for the adoption of mechanisms that ensure control and transparency for trading in securities issued by Gafisa S.A., in order to prevent possible future assumptions of any improper use of Relevant Information.

It must also be stressed that persons subject to the rules introduced by this Manual must comply herewith, signing the respective Deeds of Compliance.

Any doubts about the application of this Manual must be addressed to the Investor Relations Director of Gafisa S.A.

GAFISA S.A.

Part I Section I
Purpose and Sphere of Action

1. Scope and Persons in Charge – The purpose of this Manual – whose defined terms are listed in Annex I – is to establish high standards of conduct and transparency that must necessarily be complied with by Related People, due to their positions or functions in the Parent Company, the Subsidiary Companies and the Associated Companies, in order to adapt the internal policy of the Company to the principle of transparency and good conduct practices for the use and disclosure of relevant information and trading in securities issued by the Company. The Manual also established, on Section IV, the rules applicable to guidance release of the Company.

2. Deed of Compliance – All Related Parties and that may acquire this quality, must sign the respective Deed of Compliance with this Manual, as set forth Article 15, § 1, item I and Article 16, § 1 of Instruction Nº 358/02 issued by the CVM and in compliance with the model appended to this Manual as Annex II, which shall be filed at the Company’s head office for as long as such persons continue to be affiliated with the Company and for a minimum of five years thereafter.

At its head offices, the Company will keep a list available for review by the CVM, of the persons signing the Deed of Compliance, together with their respective qualifications, pointing positions or functions, addresses and personal or corporate tax numbers (CPF / CNPJ) , immediately updating such list in the case of any changes.

Section II
Principles

All persons subject to this Manual must conduct themselves in compliance with the values of good faith, loyalty and truth, as well as by the general principles established herein.

All efforts to foster market efficiency must ensure the competition among investors for the best returns are based on analyses and construals of the disclosed information, and never on insider access to the same information.

The persons subject to this Manual must also bear in mind that transparent, accurate and timely information constitutes the main tool available to the investor public and especially the shareholders of the Company, in order to ensure the necessary fair treatment.

Relationships between the Company and the players and opinion-shapers on the securities market must be conducted in a uniform and transparent manner.

Persons subject to the provisions set forth in this Manual must ensure that information disclosed on the equity and financial situation of the Company is correct, complete, continuous and developed through the Officers assigned this function, and must also encompass data on the development of their respective shareholding positions in the equity capital of the Company, as set forth in this Manual and the regulations.

Section III
Policy on the Disclosure and Use of Information related to a Relevant Acts or Facts
1. Obligations to the Investor Relations Director

Instruction Nº 358/02 issued by the CVM introduced a system assigning responsibility for the use, notification and disclosure of Relevant Acts or Facts by listed companies. As a result, the Investor Relations Director was assigned primary responsibility for notifying and disclosing Relevant Acts or Facts. In order to ensure that the Investor Relations Director can fulfill his duties, other responsibilities were introduced for certain persons linked to the Company, requiring them to notify the Investor Relations Director of any relevant act or fact of which they may become aware, so that the necessary steps may be taken thereby.

2. Purpose of Disclosing a Relevant Act or Fact

The disclosure of a Relevant Act or Fact is intended to ensure that information is provided to investors in good time, and in a reasonable and efficient manner, as required for taking their investment decisions, ensuring the best possible symmetry in the dissemination of this information. Thus, it prevents the improper use of inside information on the securities market by persons having access thereto, to their own benefit or to the benefit of third parties, and to the detriment of investors in general, the market and the Company.

3. Definition of a Relevant Act or Fact

"Relevant Act or Fact", as set forth in Article 155, § 1 of Law Nº 6,404/76 and Article 2 of Instruction Nº 358/02 issued by the CVM is: (a) any decision taken by the Controlling Shareholder(s), a decision taken by the General Meeting or the management entities of the Company; or (b) any other political, administrative, technical, business, economic or financial act or fact occurring or related to its businesses, which may measurably influence:

1. the perception of the value of the Company;

2. the price of its securities;

3. decisions taken by investors to buy, sell or keep such securities; or

4. decisions taken by investors to exercise any of the rights inherent to their status as shareholders.

4. Examples of Relevant Acts or Facts

Article 2 of Instruction Nº 358/02 issued by the CVM presents a non-exhaustive list of examples of Relevant Acts or Facts, with no need for repetition. In any case, the material status of events related to the Relevant Act or Fact must be analyzed within the context of the regular activities and dimension of the Company, as well as information disclosed previously, rather than at the abstract level, in order to avoid the banalization of the disclosure of Relevant Acts or Facts, with adverse effects on market analyses of the prospects of the Company.

5. In-House Procedures for Notifying and Disclosing a Relevant Act or Fact

All information about a Relevant Act or Fact related to the Company will be centralized with the Investor Relations Director, who is in charge of the disclosure and notification of any Relevant Acts or Fact (CVM Instruction Nº 358/02, Article 3) in addition to oversight of (i) any unauthorized disclosures of information in the media and/or (ii) unusual trading activity in the Company’s shares.

The Related Parties with access to Relevant Information must notify the Investor Relations Director of any Relevant Act or Fact of which they may become aware, as he is the person in charge of notifying the proper entities thereof and its disclosure to the press, as set forth in this Manual.

6. Liability in Case of Omission

The Related Parties with access to Relevant Information or with personal knowledge of a Relevant Act or Fact must notify the Investor Relations Director thereof. Having made such notification, and if no decision has been taken to keep the matter secret as set forth in Article 6 of Instruction Nº 358/02 issued by the CVM, should the persons mentioned in this item note any omission on the part of the Investor Relations Director in terms of fulfilling his duties of notification and disclosure, they will be exempt from liability only if they immediately notify the Brazilian Securities Commission (CVM) of such Relevant Act or Fact.

7. When to Notify and Disclose - Periods

The disclosure of the Relevant Act or Fact must take place, whenever possible, before the start or after the close of trading on Stock Exchanges in Brazil or abroad. In case of any incompatibility, the trading hours of the Brazilian market will prevail, and disclosure shall be made, preferably, after the conclusion of the trading session. If disclosure is required before the trading session begins, such disclosure shall be made, when possible, at least one hour in advance to avoid delays in the start of trading.

In terms of Notification and Disclosure Periods, the Investor Relations Director must also comply with the following:

1. any Relevant Act or Fact occurring or related to the businesses of the Company must be notified and disclosed immediately after the occurrence thereof (CVM Instruction Nº 358/02, Article 3, head paragraph);

2. the Relevant Act or Fact must be disclosed concomitantly to the entire market, published in any means of communications whatsoever, including press releases or at meetings of professional associations, investors, analysts or selected publics, in Brazil or abroad (CVM Instruction Nº 358/02, Article 3, §3 ); and

3. assess the need to request the suspension of trading in the securities, always simultaneously, on Brazilian and foreign Stock Exchanges, for the length of time required to ensure proper dissemination of the relevant information, should it be imperative to disclose the Relevant Act of Fact during trading hours (CVM Instruction Nº 358/02, Article 5, §2 ).

8. Who to Notify

Information on any Relevant Act or Fact must be notified simultaneously to:

(i) the Brazilian Securities Commission (CVM) ;

(ii) Stock Exchanges where securities issued by the Company are traded;

(iii) organized over-the-counter entities where securities issued by the Company are traded.

9. Disclosure Media – Newspapers and the Internet

The disclosure of a Relevant Act or Fact involving the Company must be conducted through the (i) internet news portal, with provision of free access to the entire document; (ii) electronic system available on the CVM’s website; and (iii) Investor Relations website. At its discretion, the Company may also provide disclosure of a Relevant Act or Fact through announcements in the large-circulation newspapers habitually used thereby (CVM Instruction Nº 358/02, Article 3, §4).

10. Inside Information and the Duty of Secrecy

The Related Parties will have the duty of: (i) keeping information secret related to a Relevant Act or Fact to which they may have had insider access prior to the disclosure thereof to the market as well as; (ii) strive to ensure that subordinates and third parties in positions of trust also do so, being held jointly liable with the latter in case of any failure to comply with the Duty of Secrecy (CVM Instruction Nº 358/02, Article 8).

For guidance purposes, whenever any doubt arises about the relevance of any Inside Information, contact must be with the Investor Relations Director of the Company in order to clear up such doubts.

11. Non-Disclosure – Exception to the Rule

The general rule for a Relevant Act or Fact is that it must be immediately notified and disclosed. In any case, failing to notify and disclose a Relevant Act of Fact constitutes an exception that must be subject to analysis (CVM Instruction Nº 358/02, Article 6, head paragraph).

However, there are exceptional cases in which the indiscriminate disclosure of Inside Information constituting a Relevant Act of Fact may jeopardize the lawful interests of the Company.

12. Corporate Non-Disclosure Procedures for a Relevant Act or Fact

In these situations, the non-disclosure of a Relevant Act or Fact related to the Company will be addressed through a decision taken by the Controlling Shareholders or the Officers of the Company, with observance of the particularities involved in each specific case (CVM Instruction Nº 358/02, Article 6, head paragraph).

Even if the Officers and Controlling Shareholders decide not to disclose a Relevant Act or Fact, they have the duty to disclose the Relevant Act or Fact immediately, either directly or through the Investor Relations Director, should such information be leaked, or in case of any atypical variations in the trading prices or quantities of the securities issued by the Company, with adoption of the most appropriate contingency plan in each specific case, ensuring rapid disclosure of information through the official channels, and avoiding the ongoing circulation of asymmetric information in the market (CVM Instruction Nº 358/02, Article 6, sole paragraph).

13. Secrecy Request submitted to the CVM

The Officers and Controlling Shareholders may submit their decision to the Brazilian Securities Commission (CVM), to keep Relevant Acts or Facts secret, on an exceptional basis, when they feel that the disclosure thereof might constitute a clear risk to the lawful interests of the Company (CVM Instruction Nº 358/02, Article 7).

Section IV Guidance Release Policy
1. Disclose Periods	It is a practice of the Company the release to the market information as guidance, monthly/quarterly/annual/ multiannual periods. The Company does not adopt as a practice the release of projections.

2. Type	The guidance released to the market will contain qualitative or quantitative information, encompassing, preferably, a period of maximum of 12 months.

3. Rules Applicable to the Guidance Release

For the purposes of guidance release, the Company will observe the applicable rules to projections release, as established in CVM Instruction No. 480/09 and CVM Instruction No. 358/02, including the following:

1. The release of information as guidance will be included in item 11 of Company’s Reference Form (“Formulário de Referência”), complying with all rules of Article 20, §1st of CVM Instruction No. 480/09.

2. The Company will update the Reference Form anytime there is a new guidance release, amendment (including premises, parameters or methodology) of previously released guidance, in 7 work days counted from the fact that cause the amendment (CVM Instruction 480/09, articles 20, §3 and 24, §3, IX). In this cases, the Company will disclosure a Relevant Fact, in accordance to this Manual (CVM Instruction No. 358/02, article 2, sole §, XXI).

3. The Company shall, quarterly, in the appropriate spaces of ITR and DFP, confront the released information as guidance and the results effectively obtained (CVM Instruction No. 480/09, article 20, §4).

4. The Company shall indicate the sources of the information that has been given by third parties.

5. The reconciliation between the financial metrics used by the Company (ex: EBITDA) and the accounting captions will be expressed directly in the financial statements, in accordance to the applicable accounting normatives.

Section V

Notification Procedures for Trading by Officers and Related Persons

Notification procedures for information on trading in securities issued by the Company set forth in this Section are based on Article 11 of Instruction Nº 358/02 issued by the CVM.

The Officers, the Audit Board Members and the members of the Technical or Advisory Entities of the Company must state the ownership of securities issued by the Company, held either in their own names or in the names of related persons, as well as any alterations to these positions.

Such notifications must be forwarded to the Investor Relations Director of the Company, who will then forward them to the Brazilian Securities Commission (CVM) and the Stock Exchange, as set forth in the form presented as Annex III of this Manual.

The Company must be notified within: (i) a period of five days after the completion of each transaction; and (ii) on the first business day after taking office.

In turn, the Investor Relations Director must notify the Brazilian Securities Commission (CVM) and Stock Exchanges within a period of ten days after the end of the month in which notifications are made to the positions held, or the month in which the above-mentioned persons take office, individually and consolidated by Company entity.

Section VI

Notification and Disclosure Procedures for the Acquisition or Divestment of Relevant Shareholdings

The Notification and Disclosure Procedures for information on trading in securities issued by the Company involving relevant shareholdings, as set forth in this Section, are based on Article 12 of Instruction Nº 358/02 issued by the CVM.

The direct or indirect Controlling Shareholders and the shareholders electing Member of the Board or the Audit Board, as well as any individual person or corporate entity, considered alone or in a group representing a single interest, with a direct or indirect stake that corresponds to 5% (five per cent) or more of the type or class of shares (or subscription bonuses, subscription rights, stock options, stock convertible debentures) here together called “shares”, representing the capital of the Company must forward a notification to the Company immediately, presenting the information listed in Article 12 of Instruction Nº 358/02 issued by the CVM.

Additionally, disclosure is required each time such stakes rise by 5% of share type or class (or share rights) representing the capital of the Company or when dropping by 5% of the share type or class (or share rights) representing the capital of the Company, in this case through divestment or elimination of share.

In cases where acquisitions result in or have been undertaken in order to alter the administrative structure or control composition of the Company, as well as in cases where such acquisitions give rise to the obligation to conduct a public offering, as set forth in Instruction Nº 361/02 issued by the CVM, the acquirer must also disclose a notification of a Relevant Act of Fact, presenting the information listed in Article 12 of Instruction Nº 358/02 issued by the CVM.

The Investor Relations Director is in charge of transmitting information to the Brazilian Securities Commission (CVM) as soon as it is received by the Company and, if necessary, to Stock Exchanges as well as updating the corresponding field in the Annual Report (IAN) form.

Part II

Section I

Securities Trading Policy issued by the Company

Instruction Nº 358/02 issued by the CVM establishes constraints on trading in securities issued by listed companies by certain persons in some specified situations.

This same rule allows listed companies to adopt a policy for trading in their securities that allows – when followed faithfully – orderly trading in these securities, avoiding any possible future assumption of the improper use of Relevant Information.

This Section of the Manual establishes the rules for trading in securities issued by the Company, encompassing: (i) the constraints on trading set forth in Instruction Nº 358/02 issued by the CVM; and (ii) the Securities Trading Policy adopted by the Company.

1. Constraints on Trading while the Disclosure of a Relevant Act or Fact remains pending

Aside from the exceptions set forth in this Trading Policy, Related Parties are prohibited from trading:

A)    prior to the disclosure of a Relevant Act or Fact regarding the Company’s business. This prohibition applies equally to:

a.      any person with knowledge about the Relevant Fact pertaining to the Company, who are aware that the information has yet to be disclosed to the market, especially those parties with a commercial, professional or trust-based relationship with the Company, including independent auditors, securities analysts, consultants and securities brokers/dealers; and

b.     Ex-Administrators, when they vacate their management role within the Company prior to the disclosure of a Relevant Act or Fact that occurred during their tenure, and up to: (i) the completion of 6 (six) months from their date of departure; or (ii) disclosure of the Relevant Fact to the market.

B)    when they become aware of the Company’s intention to make an acquisition, full or partial spin-off, enter into a merger or to perform a corporate transformation or reorganization; and

C)    during the 15 (fifteen) day period preceding publication of the quarterly financial information (ITR) and annual financial report (i.e. DFP) required by the CVM.

The prohibitions set forth in this sub-section, items “A” and “B”, will be lifted upon the Company’s disclosure of the Relevant Fact to the market, except when trading the shares could interfere in the business referred to in the notice in detriment of the Company itself or its shareholders.

2. Restrictions on Trading when the Company, its Subsidiaries or Affiliates are actively Trading the Company’s Own Shares.

Direct and indirect Controlling Shareholders and Administrators of the Company shall not execute any Securities trades on the same date in which the Company, its Subsidiaries or Affiliates buy or sell the Company’s own shares.

3. Prohibition on Deliberations about the Acquisition or Sale of the Company’s Own Shares

The Company’s Board of Directors shall not hold deliberations regarding the acquisition or sale of the Company’s own shares as long the transaction has not been made public through the release of a Relevant Act or Fact containing information about:

(a)  its entrance into an agreement or contract designed to transfer control of the Company, or the granting of an option or mandate for this purpose; or

(b)  its intention to make an acquisition, full or partial spin-off, enter into a merger or to perform a corporate transformation or reorganization.

4. Determination of Blackout Periods

The Investor Relations Officer may, pending the release of a Relevant Fact, and/or within the 15 (fifteen) day period set forth in sub-section 1, item “C”, at his/her own discretion, communicate a prohibition on Securities trading, thereby establishing a Blackout Period for all or certain Related Parties, as appropriate. Such communication need not include details regarding the reason for the Blackout.

Without affecting the provisions of sub-section 1, those persons subject to the trading restrictions established by the Investor Relations Officer shall refrain from trading their Securities over the entire period and maintain complete confidentiality regarding such communications.

5. Exceptions to the Securities Trading Restrictions

The prohibition set forth in sub-section 1, item “A”, above, does not apply to transactions involving shares held in treasury, executed through private trades, resulting from the exercise of a stock option under a stock option plan approved at the Company’s General Meeting.

The constraints on trading described in sub-sections 1 (items “A” and “B”) and 2, above, do not apply to trades performed by Related Parties when executed in accordance with an Individual Investment Plan, as described in sub-section 6, below. If the additional requirements described therein are also observed, then such parties may also be relieved of the restriction described in sub-section 1, item “C”, above.

6. Individual Investment Plans

Individual Investment Plans may be established. The beneficiaries of such plans shall be indicated in an attachment to this Trading Policy and will be prohibited from (i) maintaining more than one active investment plan at any given time; and (ii) performing any transactions that nullify or mitigate the economic effects of the transactions set forth in the investment plan. Every six months, at a minimum, the Company’s Board of Directors shall verify that the trades performed by the participants comply with the respective investment plans.

As described in sub-section 5, above, the Individual Investment Plans may allow Related Parties to trade the Company’s shares during the prohibited periods described in sub-sections 1 (items “A” and “B”) and 2, above, so long as:

(a)   such procedure has been formalized in writing, presented to the Board of Directors and approved by the board prior to the execution of any trades;

(b)   such procedure establishes an irrevocable commitment for the participants to invest the previously determined amounts and quantities on the dates set forth therein;

(c)   such procedure establishes a period of at least 6 (six) months for the plan itself, any eventual amendments or the cancelation of such to enter into effect.

Furthermore, the Individual Investment Plans may allow the Related Parties to trade the Company’s own shares during the periods set forth in sub-section 1, item “C”, above, as long as, in addition to the requirements previously described:

(a)   the Company has approved a timetable containing specific dates for the publication of its ITR forms and DFP;

(b)   provide the impossibility of signing up for Individual Investment Programs while any Relevant Acts or Facts remains pending and not disclosed to the market, as well as during the fifteen days prior to the disclosure of the ITR and DFP forms;

(c)   provide the obligation to extend the commitment to purchase, even after the expiry of the period originally established for binding the holder to the individual Individual Investment Program, as long as a Relevant Act or Fact remains pending and not disclosed to the market, and during the fifteen days prior to the disclosure of the ITR and DFP forms; and

(d)  require their holders to return to the Company any losses avoided or gains posted through trading in securities issued by the Company and arising from any possible alteration to the disclosure dates for the ITR and DFP forms, calculated through criteria defined in the specific plan.

Section II Final Provisions
1. Indirect and Direct Trading

The bans on trading regulated and notification requirements in this Manual are applicable to transactions conducted directly or indirectly by the Related Parties even in cases where transactions by such people are conducted through: (i) a company controlled thereby; (ii) third parties with whom they have share or portfolio management agreements or trustee agreements.

Indirect transactions are not deemed to be those conducted by investment funds whose units are held by the people listed in the above item, provided that:

(i) the investment funds are not exclusive; and

(ii) the transaction decisions taken by the Investment Fund Officers cannot be influenced by its unitholders.

2. Policy Oversight Responsibilities of the Investor Relations Director

The Investor Relations Director of the Company is the person in charge of implementing and overseeing its policies on the: (i) disclosure and use of information; (ii) trading in securities issued by the Company; and (iii) Individual Investment Plans.

3. Alterations to the Manual

This Manual has been approved by the Company Board and any alteration or revision hereof must be submitted to this same Board and communicated to the CVM and Stock Exchanges, with such communications accompanied by a copy of the deliberation and all of the documents comprising the Manual.

4. Alterations to Policies

The Trading Policy set forth in this Manual may not be altered as along as the Disclosure of a Relevant Act or Fact remains pending (CVM Instruction Nº 358/02, Article 15, § 1).

The Company’s registration form shall be updated prior to any changes being made to the Disclosure Policy that affect the communications channels used to publish Relevant Facts (Part I, Section III, sub-section 9), in addition to observance of the conditions set forth in sub-section 3 of this Section. The changes made and previous methods for publishing Relevant Facts shall also be informed.

5. Notification of violations of the Manual

Related Parties shall immediately communicate any violations of this Manual to the Company’s Investor Relations Officer.

Related parties who violate any of the conditions set forth in the Manual must reimburse the Company and/or other Related Parties, fully and without limitation, for any losses resulting directly or indirectly from such violation.

6. Third Party Liability

The provisions set forth in this Manual do not invalidate the responsibilities and liabilities arising from legal and regulatory provisions assigned to third parties not directly linked to the Company and who, being aware of any Relevant Act or Fact, trade in securities issued by the Company.

CONDUCT MANUAL

DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY

ISSUED BY GAFISA S.A.

ANNEX I – Definitions

Definitions	The terms and expressions listed below will have the following meaning, when used in this Manual:

"Controlling Shareholders" or "Parent Company"

the shareholder or group of shareholders linked through a shareholders agreement or under common control deploying the power of control at Gafisa S.A., as set forth in Law Nº 6,404/76 and subsequent alterations thereto.

"Officers"	the directors, officers and members of the Board, both full and alternate of Gafisa S.A.

"Stock Exchange"	Stock Exchanges on which the securities issued by Gafisa S.A., are accepted for trading in Brazil or abroad.

"Manual"	This present Conduct Manual on the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.

"Company" or "Gafisa S.A."	Gafisa S.A.

"Audit Board Members"	the members of the Audit Board of the Company, both full and alternate, elected as resolved by the Annual General Meeting.

"CVM"	The Brazilian Securities Commission (CVM).

"Investor Relations Director"

the director of the Company in charge of providing information to the investor public, the CVM and the Stock Exchange or the organized over-the-counter entity, as well as for updating the Company records.

"Former Officers"	former Officers and former Board Members who no longer belong to the Management of the Company.

"Employees and Executives with access to Relevant Information"	employees of Company who, due to their functions or positions in the Company, have access to any inside information.

"Inside Information" or "Relevant Information"	all Relevant Information related to the Company that might measurably influence the price of the securities, which has not yet been disclosed to the investor public.

"CVM Instruction Nº 358/02 "

issued by the CVM on January 3, 2002, Instruction Nº 358 rules on the disclosure and use of information on relevant acts or facts related to listed companies, as well as trading in securities issued by a listed company while a relevant fact remains pending and not disclosed to the market, among other matters.

"Technical or Advisory Entities"	the entities of the Company established by its By-Laws with technical functions or for advising its Officers.

"Related Persons"

persons linked in the following ways to the Officers, Directors, Board Members, Audit Board Members and Members of the Technical or Advisory Entities of the Company: (i) spouse, with no legal separation; (ii) common law spouse; (iii) any dependent included in the annual income tax declaration; and (iv) Subsidiary Companies controlled directly or indirectly by its Officers and similar, or by the Related Persons.

“Related Parties”

(i) the Company; (ii) direct and indirect Controlling Shareholders; (iii) Administrators; (iv) Supervisory Board Members; and (v) members of any other Bodies with a Technical or Consultative role; (vi) who, because of their role, function or position within the Company, its Controlling Shareholder, Subsidiaries or Affiliates, have information with respect to a Relevant Act or Fact; who (a) must fully comply with this Manual, requiring he/she to observe it in its entirety, and (b) develop Individual Investment Plans in order to take advantage of the Exceptions to the Securities Trading Restrictions outlined in the Trading Policy.

“Individual Investment Plan”	An individual document governing the trades of the named beneficiary.

"SEC"	Securities and Exchange Commission.

"Associated Companies"	Under the terms of Art. 243, Paragraph 1, of Law No. 6,404/76, societies in which the Company holds significant influence.

"Subsidiary Companies"

companies in which the Company holds partner rights, either directly or through other subsidiary companies, assuring it a permanent majority in corporate decisions and the power to elect the majority of the Officers.

"Deed of Compliance"	Deed of Compliance with this Manual, which is the document to be signed as set forth in Article 15, § 1, item I and Article 16, § 1 of Instruction Nº 358/02 issued by the CVM.

"Securities"

the word "Securities" is used in this Manual to encompass any shares, debentures, subscription bonuses, subscription rights and receipts, promissory notes, commercial papers, purchase or sale options, indexes and derivatives of any type whatsoever, or any collective investment agreements or titles issued by the Company or referenced thereto which may be deemed securities as stipulated by the law.

CONDUCT MANUAL

DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY

ISSUED BY GAFISA S.A.

ANNEX II

Deed of Compliance with the Conduct Manual on the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.

[insert name and qualifications, including address and identification number in the National Registry for Corporations or Individuals], ("Adherent"), na qualidade de [indicar o cargo, função ou relação com a Company or entity with which you maintain a relationship, including the nature of the relationship] in Gafisa S.A. (“Company”), a publicly-traded company, inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda (CNPJ) sob nº 01.545.826/0001-07, with its head office at Av. Nações Unidas, 8501, 19th floor, São Paulo/SP, 05425-070,

Through this instrument, you hereby formalize your agreement to comply in the Conduct Manual for the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.  (“Manual”), a copy of which has been received thereby, with full knowledge of the rules established therein and hereby agreeing to guide his / her actions always in compliance with such rules. The Adherent signs this Deed of Compliance in 3 (three) copies of identical form and content in the presence of the 2 (two) undersigned Witnesses.

[insert place and date of signature]

[insert name and signature of the Adherent]

Witnesses:
1.	2.
Name: ID Nº: Tax Nº :	Name: ID Nº: Tax Nº: :

CONDUCT MANUAL

DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY

ISSUED BY GAFISA S.A.

ANNEX III

Transactions conducted with securities issued by listed companies controlled by the Company and / or the Parent Company:

Period: [month/year]

Name of Acquirer

Or Divestor

Qualifications

CNPJ/CPF

Transaction Date

Issuer Company

Type of Trade

Type of Security

Total Quantity

Quantity by Type and Class

Price

Balance before and after the transaction

Other Relevant Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer